Exhibit 99.3

AMENDMENT TO STOCK PURCHASE AGREEMENT

This Amendment (this “Amendment”) to Stock Purchase Agreement is entered into effective as of February ___, 2010 between Bluewater Partners, S.A., a Panamanian corporation (“Seller”), and St. George Investments, LLC, an Illinois limited liability company (“Buyer”).

A. Effective as of January 27, 2010, Seller and Buyer entered into that certain Stock Purchase Agreement (the “Original Agreement”) whereby Buyer agreed to purchase up to 100,000 shares of common stock of Helix Wind, Corp., a Nevada corporation, from Seller.

B. Pursuant to Section 6.4 of the Original Agreement, the parties hereto desire to amend the Original Agreement to accelerate the Second Closing and increase the number of shares acquired by Buyer.

NOW THEREFORE, intending to be legally bound, and in consideration of the mutual promises, covenants, and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions and Recitals.  Capitalized terms used in this Amendment but not otherwise defined have the respective meanings set forth in the Original Agreement.  The recitals set forth above are incorporated in this Amendment by reference and made contractual in nature.

2. Increase in Shares. The term “100,000” shall be replaced with the term “110,000” in Recital B of the Original Agreement.

3. Increase in Stock Purchase Price. The term “$500.00” shall be replaced with the term “$550.00” in the last line of Section 1.1 of the Original Agreement.

4. Payment of the Stock Purchase Price. Section 1.2 of the Original Agreement shall be deleted in its entirety and replaced with the following:

Payment of the Stock Purchase Price. At each Closing (as defined below), the Buyer shall pay to the Seller the following amounts via wire transfer, cash or cash equivalents, or cashier’s check: (i) at the Initial Closing, the Buyer shall pay to the Seller $250.00 of the Stock Purchase Price, and (ii) at the Second Closing, the Buyer shall pay to the Seller $300.00 of the Stock Purchase Price.

5. Other Terms Unchanged. The Original Agreement, as amended by this Amendment, remains and continues in full force and effect, constitutes a legal, valid, and binding obligation of each party thereto, and is in all respects agreed to, ratified, and confirmed. Any reference to the Original Agreement after the date of this Amendment is deemed to be a reference to the Original Agreement as amended by this Amendment.  If there is a conflict between the terms of this Amendment and the Original Agreement, the terms of this Amendment shall control.

6. Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

7. Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Illinois applicable to contracts made in Illinois by Illinois domiciliaries to be wholly performed in Illinois.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment to be effective as of the date first set forth above.

“BUYER”

ST. GEORGE INVESTMENTS, LLC

By:           /s/ John M Buser
John M. Fife, Manager

“SELLER”

BLUEWATER PARTNERS, SA

By:           /s/ Frank Buser
Name:  Frank Buser
  Its:  Director

[Signature Page to Amendment to Stock Purchase Agreement]